This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but are not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)5
Registration No 333-147371
Subject to Completion, Dated November 14, 2007
PROSPECTUS SUPPLEMENT

(To Prospectus dated November 14, 2007)

3,000,000 Shares

The Manitowoc Company, Inc.

COMMON STOCK

We are offering 3,000,000 shares of our common stock. Our common stock is traded on the New York Stock Exchange under the symbol “MTW.” On November 13, 2007, the last sale price of our common stock as reported on the New York Stock Exchange was $41.27 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-5 of this prospectus supplement.

	Per Share	Total

Public offering price
Underwriting discount
Proceeds, before expenses, to us

The underwriter may also purchase up to an additional 450,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2007.

Sole Bookrunner and Sole Manager
MORGAN STANLEY

The date of this prospectus supplement is November   , 2007

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined.

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares of our common stock being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus as well as additional information described under “Where You Can Find More Information” in the accompanying prospectus before investing in shares of our common stock.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated in each by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

All references to “Manitowoc,” “our company,” “we,” “us” and “our” in this prospectus supplement and the accompanying prospectus mean, unless the context indicates otherwise, The Manitowoc Company, Inc. together with its consolidated subsidiaries. All references in this prospectus supplement to our consolidated financial statements include, unless the context indicates otherwise, the related notes. The market data included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including growth rates and information relating to our relative position in the industries we serve, are based on internal surveys, market research, publicly available information and industry publications. Although we believe that such independent sources are reliable, we have not independently verified the information contained in them.

i

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

Statements included or incorporated by reference into this document that are not historical facts are forward-looking statements, which are based upon our current expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from what appears within this document. Forward-looking statements include descriptions of plans and objectives for future operations, and the assumptions behind those plans. The words “anticipates,” “believes,” “intends,” “estimates,” and “expects,” or similar expressions, usually identify forward-looking statements. Any and all projections of future performance are forward-looking statements. In addition to the assumptions, uncertainties and other information referred to specifically in the forward-looking statements, a number of factors relating to each business segment could cause actual results to be significantly different from what is presented in this document or in the documents incorporated by reference into this document. Those factors include, without limitation, the factors described under “Risk Factors” and the following (organized by our three principal segments: Crane, Foodservice and Marine, as described in “Summary — The Manitowoc Company, Inc.,” and our corporation as a whole for factors that overlap two or more of the three segments):

Crane — market acceptance of new and innovative products; cyclicality of the construction industry; the effects of government spending on construction-related projects throughout the world; changes in world demand for our crane product offering; the replacement cycle of technologically obsolete and worn out cranes; demand for used equipment; actions of competitors; and foreign exchange rate risk.

Foodservice — market acceptance of new and innovative products; weather; consolidations within the restaurant and foodservice equipment industries; global expansion of customers; actions of competitors; the commercial ice-cube machine replacement cycle in the United States; specialty foodservice market growth; future strength of the beverage industry; and the demand for quickservice restaurants and kiosks.

Marine — shipping volume fluctuations based on performance of the steel industry; weather and water levels on the Great Lakes; trends in government spending on new vessels; government and military decisions relating to new and existing vessel construction programs; five-year survey schedule; the replacement cycle of older marine vessels; growth of existing marine fleets; consolidation of the Great Lakes marine industry; frequency of casualties on the Great Lakes; and the level of construction and industrial maintenance.

Corporate (including factors that may affect all three segments) — changes in laws and regulations throughout the world; the state of financial and credit markets; the ability to finance, complete and/or successfully integrate, restructure and consolidate acquisitions, divestitures, strategic alliances and joint ventures; successful and timely completion of new facilities and facility expansions; competitive pricing; availability of certain raw materials; changes in raw materials and commodity prices; availability of local suppliers and skilled labor; efficiencies and capacity utilization at our facilities; changes in domestic and international economic and industry conditions, including steel industry conditions; changes in the interest rate environment; risks associated with growth; foreign currency fluctuations; world-wide political risk; health epidemics; pressure of additional financing leverage resulting from acquisitions; unanticipated issues in increasing manufacturing efficiencies; changes in revenue, margins and costs; work stoppages and labor negotiations and labor rates; and the ability of our customers to obtain financing.

We urge you to consider these factors before investing in our common stock. The forward-looking statements included in this document or in the documents incorporated by reference into this document are made only as of the date of this document or the date of the incorporated document, and we undertake no obligation to publicly update these statements to reflect subsequent events or circumstances.

ii

SUMMARY

The information below is only a summary of more detailed information included elsewhere in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that is important to you or that you should consider before making a decision to invest in our common stock. Please read this entire prospectus supplement and the accompanying prospectus, including the risk factors, as well as the information incorporated by reference in this prospectus supplement and the accompanying prospectus, carefully.

The Manitowoc Company, Inc.

We are a diversified industrial manufacturer with leading positions in our three principal markets: Cranes and Related Products (“Crane”), Foodservice Equipment (“Foodservice”) and Marine. We are a Wisconsin corporation with our principal offices located at 2400 South 44th Street, Manitowoc, WI 54220, telephone (920) 684-4410. We have over a 105-year tradition of providing high-quality, customer-focused products and support services to our markets worldwide. For the nine months ended September 30, 2007 and the year ended December 31, 2006 we had net sales of $2.9 billion and $2.9 billion, respectively.

Our Crane business, which accounted for 79.7% and 76.2% of our net sales from continuing operations for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively, is a global provider of engineered lift solutions, offering what we believe is one of the broadest lines of lifting equipment in our industry. We design, manufacture, market and support a comprehensive line of crawler cranes, mobile telescopic cranes, tower cranes and boom trucks. Our Crane products are marketed under the Manitowoc, Grove, Potain, National, Crane CARE and other brand names and are used in a wide variety of applications, including energy, petrochemical and industrial projects, infrastructure development such as road, bridge and airport construction, commercial and high-rise residential construction, mining and dredging.

Our Foodservice business, which accounted for 11.7% and 14.2% of our net sales from continuing operations for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively, is a leading broad-line manufacturer of “cold side” commercial foodservice products. We design, manufacture and market full product lines of ice making machines, walk-in and reach-in refrigerators and freezers, fountain beverage delivery systems and other foodservice refrigeration products for the lodging, restaurant, healthcare, convenience store, soft-drink bottling and institutional foodservice markets. Our Foodservice products are marketed under the Manitowoc, SerVend, Multiplex, Kolpak, Harford-Duracool, McCall, McCann’s, Koolaire, Flomatic, Kyees, RDI and other brand names.

Our Marine business, which accounted for 8.6% and 9.6% of our net sales from continuing operations for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively, provides new construction (commercial/government), ship repair and maintenance services for freshwater and saltwater vessels from three shipyards on the U.S. Great Lakes. Our Marine segment serves the Great Lakes maritime market consisting of U.S. and Canadian fleets, inland waterway operators and ocean going vessels that transit the Great Lakes and St. Lawrence Seaway.

Strategy

We are committed to continuing our tradition of providing customer-focused, quality products and services in a manner designed to continuously increase economic value for our shareholders. We believe we are well positioned to continue to serve our existing customers and to capitalize on growth opportunities around the world through continued execution of the following seven strategic imperatives:

Growth.  We are focused on maintaining and increasing our global market leadership positions in both our Crane and Foodservice businesses. We plan to operate and scale our Marine business to take advantage of market opportunities and increase profitability. We intend to continue to extend our manufacturing, distribution and service capabilities and networks deeper into both new and existing markets through acquisition or otherwise.

Innovation.  We seek to deliver strong value through deep understanding of the product value stream, embracing and searching out new technologies, and continually developing new and innovative products, processes and services that enhance our customers’ businesses and the value of our brands. Our ongoing target is to generate over 80% of our annual revenues from products introduced over the last five years.

Customer Focus.  We plan to become a fully integrated global company and the preferred supplier that our customers and markets perceive as being easy to do business with. We focus on always doing more for our customers. Their voices guide our development of new products and services. By listening to their needs at the beginning of the new product development process, we greatly increase our likelihood of success in the marketplace.

Aftermarket Service and Support.  Through our global aftermarket business models, we believe we can enhance all of our products in the eyes of our customers and end users with superior aftermarket service and support. We plan to focus on total product lifecycle value for our customers.

Excellence in Operations.  As a manufacturer of durable goods to many different end user applications, we strive for world-class performance in all of our manufacturing and business practices. This should facilitate the delivery of superior products and services to the markets we serve. We intend to continue to broaden the application of Six Sigma quality practices across our businesses.

People and Organizational Development.  In order to accomplish our other strategic imperatives, we strive to attract, engage and develop superior human talent within all our businesses. We plan to structure our organizations to lead and manage a global and diverse business.

Value Creation.  The end goal of all our other strategic imperatives is to generate year-over-year improvements in economic value through profitable growth and efficient use of our shareholders’ capital.

Industries In Which We Operate

Cranes

Our Crane business is a global provider of engineered lift solutions, offering one of the broadest lines of lifting equipment in our industry. We design, manufacture, market and support a comprehensive line of crawler cranes, mobile telescopic cranes, tower cranes and boom trucks. Our Crane products are marketed under the Manitowoc, Potain, Grove, National and Crane CARE brand names and are used in a wide variety of applications, including energy, petrochemical and industrial projects, infrastructure development such as road, bridge and airport construction, commercial and high-rise residential construction, mining and dredging.

Our customers and end-markets consist primarily of contractors specializing in heavy construction; commercial construction; energy exploration and production; oilfield services; utility services; infrastructure; duty-cycle; dockside, dredging, material-handling and crane-rental applications.

We expect worldwide construction spending in 2007 will be concentrated in 10 countries: the United States, Japan, China, Germany, France, Italy, the United Kingdom, Spain, Canada and Mexico. According to Global Insights magazine, global construction spending is predicted to reach $5.4 trillion in 2008, $7.3 trillion by 2012 and $8.1 trillion by 2015. This represents compound annual industry growth rates of 6.9 percent and 6.4 percent for the periods from 2005 to 2010 and 2005 to 2015, respectively.

Foodservice

Our Foodservice business is a leading broad line manufacturer of “cold side” commercial foodservice products. We design and manufacture full product lines of ice making machines, walk-in and reach-in refrigerators and freezers, fountain beverage delivery systems and other foodservice refrigeration products for the lodging, restaurant, healthcare, convenience store, soft-drink bottling and institutional foodservice end markets. Our Foodservice products are marketed under the Manitowoc, SerVend, Multiplex, Kolpak, Harford-Duracool, McCall, McCann’s, Koolaire, Flomatic, Kyees, RDI and other brand names.

According to the National Restaurant Association (“NRA”), restaurant industry sales are projected to reach a record $537 billion in 2007, up 5% over 2006, and in 2010, the restaurant industry is forecast to operate more than one million units and post sales of $577 billion. Based on NRA data, 48 percent of today’s food dollar is spent away from home. By 2010, this number is expected to reach 53 percent. Annual foodservice equipment and supply industry sales are forecast to exceed $9 billion in 2007 due to more U.S. chain restaurants launching or expanding their international presence, especially in Asia; continued high levels of remodeling and renovation by domestic restaurant chains; and an aging society that prefers to dine out more frequently because of its higher levels of disposable income. We believe our Foodservice business is poised to take full advantage of these demographic and customer trends with manufacturing operations in North America and Asia in addition to 120 distributors in 90 countries around the world.

Marine

Our Marine business provides new construction (commercial and government), ship repair and maintenance services for freshwater and saltwater vessels from three shipyards on the U.S. Great Lakes. Our Marine segment serves the Great Lakes maritime market consisting of the U.S. and Canadian fleets, inland waterway operators and ocean going vessels that transit the Great Lakes and St. Lawrence Seaway.

Key market drivers for our Marine segment include aging U.S. and Canadian-flagged Great Lakes fleets which create ongoing opportunities for dry docking, inspection, maintenance and repair services; OPA-90 legislation which requires that all vessels hauling petroleum and refined petroleum products in U.S. waters to be replaced with double-hull tonnage by 2015 (our Marine segment has constructed 13 double hull vessels since 1999 and has five such new vessels under construction or contract today); and homeland security initiatives which drive ship demand by both the U.S. Coast Guard and U.S. Navy. Our Marine segment is participating in each of these industry trends as a result of its proven abilities at all phases of shipbuilding and ship repair for freshwater and saltwater vessels. In addition, our Marine business owns one of the largest graving docks on the Great Lakes, an in-house engineering center and expansive fabrication and assembly facilities equipped with automated panel and blast/prime lines. We believe we operate the best-equipped facilities with the most experienced workforce of any U.S. Great Lakes shipyard with locations on both the upper and lower lakes.

The Offering

The summary below describes some of the terms of the offering. For a more complete description of our common stock, see “Description of Capital Stock” in this prospectus.

Common stock offered	3,000,000 shares

Shares outstanding after the offering	128,827,164 shares

Use of Proceeds	We intend to use the net proceeds from this offering to repay debt and for general corporate purposes.

Risk Factors	Please read “Risk Factors” beginning on page S-5 of this prospectus and the other information in this prospectus and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange Symbol	“MTW”

The number of shares outstanding after the offering is based on 125,827,164 shares outstanding as of November 12, 2007. The number of shares of our common stock outstanding immediately after this offering excludes:

•	4,729,698 shares of our common stock issuable upon the exercise of stock options outstanding as of November 12, 2007 under our equity compensation plans at a weighted average exercise price of $15.19 per share; and

•	9,619,082 shares of our common stock available for future issuance under our equity compensation plans at the closing of this offering (based on options outstanding as of November 12, 2007).

If the overallotment option is exercised in full, we will issue and sell an additional 450,000 shares of our common stock.

RISK FACTORS

You should carefully consider each of the risks set forth below. If any of the events contemplated by the risks set forth below actually occur, then our business, financial condition or results of operations could be materially adversely affected. As a result of these and other factors, the value of shares of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Common Stock

Our Common Stock is Subject to Substantial Price and Volume Fluctuations Due to a Number of Factors, Many of Which are Beyond Our Control, and those Fluctuations May Prevent Our Shareholders from Reselling Our Common Stock at a Profit.

The market price of our common stock could be subject to significant fluctuations and may decline. The following factors, among others, could affect our stock price:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	changes in market expectations as to our future financial performance;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	any failure by us to achieve the operating results anticipated by analysts or investors;

•	speculation in the press or investment community;

•	trends in our industry and the markets in which we operate;

•	stock market conditions generally and specifically as they may impact us, participants in our industry or comparable companies;

•	announcements of technological innovations, new products, significant contracts, acquisitions, strategic alliances or joint ventures or financings by us, our customers or our competitors;

•	changes in the market price of the products we sell;

•	sales or the perception in the market of possible sales of a large number of shares of our common stock by our directors, officers or employees;

•	international political instability;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	our involvement in other litigation, including with respect to products liability or environmental claims; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced significant volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

We May be Unable to, or May Choose Not to, Continue to Pay Dividends on Our Common Stock at Current Rates or at All.

Our ability to pay dividends on our common stock is limited under the terms of our existing debt agreements. In addition, Wisconsin law generally restricts us from paying dividends in circumstances where the payment would make us unable to pay our debts as they become due.

Although we have paid cash dividends on our common stock in every year since we became a publicly-traded company in 1971, any future payments of cash dividends will depend on our financial condition, our capital requirements and earnings, and the ability of our operating subsidiaries to distribute cash to us, as well as other factors that our board of directors may consider.

Provisions in Our Organizational Documents, Our Rights Agreement and Wisconsin Law could Delay or Prevent a Change in Control of Our Company, Which Could Adversely Affect the Price of Our Common Stock.

Our articles of incorporation and bylaws contain provisions that could have the effect of discouraging, delaying or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our shareholders. These provisions include dividing our board of directors into three classes and specifying advance notice procedures for shareholders to nominate candidates for election as members of our board of directors and for shareholders to submit proposals for consideration at shareholders’ meetings. Our ability to issue preferred stock, in one or more classes or series, with those powers and rights as may be determined by our board of directors, also could make such an acquisition more difficult. In addition, these provisions may make the removal of management more difficult, even in cases where removal would be favorable to the interests of our shareholders.

Each currently outstanding share of our common stock includes, and each share of our common stock issued in this offering will include, a common stock purchase right. The rights are attached to and trade with the shares of common stock and generally are not exercisable. The rights will become exercisable if a person or group acquires, or announces an intention to acquire, 20% or more of our outstanding common stock. The rights have some anti-takeover effects and generally will cause substantial dilution to a person or group that attempts to acquire control of us without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution. The rights could have the effect of delaying, deferring or preventing a change of control. See “Description of Capital Stock — Common Stock Purchase Rights” in this prospectus.

We are subject to the Wisconsin business corporation law, which contains several provisions that could have the effect of discouraging non-negotiated takeover proposals or impeding a business combination. These provisions include:

•	requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve business combinations not meeting adequacy of price standards;

•	prohibiting some business combinations between us and one of our major shareholders for a period of three years, unless the combination was approved by our board of directors prior to the time the major shareholder became a 10% or greater beneficial owner of shares or under some other circumstances; and

•	limiting actions that we can take while a takeover offer for us is being made or after a takeover offer has been publicly announced.

Our Management will have Broad Discretion in Allocating the Net Proceeds of this Offering.

Our management has significant flexibility in applying the net proceeds we expect to receive in this offering. Because the net proceeds are not required to be allocated to any specific investment or transaction, you cannot determine at this time the value or propriety of our application of the proceeds, and you and other shareholders may not agree with our decisions. In addition, our use of the proceeds from this offering may not yield a significant return or any return at all for our shareholders. The failure by our management to apply these funds effectively could have a material adverse effect on our business, results of operations or financial condition. See “Use of Proceeds.”

Risks Related to Our Business

Some of Our Business Segments are Cyclical or are Otherwise Sensitive to Volatile or Variable Factors. A Downturn or Weakness in Overall Economic Activity or Fluctuations in those other Factors Can Have a Material Adverse Effect on Us.

Historically, sales of products that we manufacture and sell have been subject to cyclical variations caused by changes in general economic conditions and other factors. In particular, the demand for our crane products is cyclical and is impacted by the strength of the economy generally, interest rates and other factors that may have an effect on the level of construction activity on an international, national or regional basis. During periods of expansion in construction activity, we generally have benefited from increased demand for our products. Conversely, during recessionary periods, we have been adversely affected by reduced demand for our products. In addition, the strength of the economy generally may affect the rates of expansion, consolidation, renovation and equipment replacement within the restaurant, lodging, convenience store and healthcare industries, which may affect the performance of our Foodservice segment. Furthermore, an economic recession may impact leveraged companies, as Manitowoc has been at times, more than competing companies with less leverage and may have a material adverse effect on our financial condition, results of operations and cash flows.

Products in our Crane and Marine segments depend in part on federal, state, local and foreign governmental spending and appropriations, including infrastructure, security and defense outlays. Reductions in governmental spending can affect demand for our products, which in turn can affect our performance.

Weather conditions can substantially affect our Foodservice segment, as relatively cool summer weather and cooler-than-normal weather in hot climates tend to decrease sales of ice and beverage dispensers. In addition, weather conditions can affect our Marine segment. A mild winter can keep the fleet sailing longer through the winter repair season, thus deferring repair activity for Marine.

Our sales depend in part upon our customers’ replacement or repair cycles. Adverse economic conditions may cause customers to forego or postpone new purchases in favor of repairing existing machinery.

A Substantial Portion of our Growth has Come through Acquisitions. We May Not be Able to Identify or Complete Future Acquisitions, Which Could Adversely affect Our Future Growth.

Our growth strategy historically has been based in part upon acquisitions. Our successful growth through acquisitions depends upon our ability to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete acquisitions in the future. In addition, our level of indebtedness may increase in the future if we finance other acquisitions with debt. This would cause us to incur additional interest expense and could increase our vulnerability to general adverse economic and industry conditions and limit our ability to service our debt or obtain additional financing. We cannot assure you that future acquisitions will not have a material adverse effect on our financial condition, results of operations and cash flows.

Our Future Success Depends on Our Ability to Effectively Integrate Acquired Companies and Manage Growth.

Our growth has placed, and will continue to place, significant demands on our management and operational and financial resources. We have made three significant acquisitions since November 2000. Future acquisitions will require integration of the acquired companies’ sales and marketing, distribution, manufacturing, engineering, purchasing, finance and administrative organizations. Experience has taught us that the successful integration of acquired businesses requires substantial attention from our senior management and the management of the acquired companies, which tends to reduce the time that they have to manage the ongoing business. While we believe we have successfully integrated our acquisitions to date, we cannot assure you that we will be able to integrate any future acquisitions successfully, that these acquired companies will operate profitably or that the intended beneficial effect from these acquisitions will be realized. Our financial condition, results of operations and cash flows could be materially and adversely affected if we do not successfully integrate any future companies that we may acquire or if we do not manage our growth effectively.

Because we Participate in Industries That are Intensely Competitive, Our Net Sales and profits Could decline as we Respond to competition.

We sell most of our products in highly competitive industries. We compete in each of those industries based on product design, quality of products, quality and responsiveness of product support services, product performance, maintenance costs and price. Some of our competitors may have greater financial, marketing, manufacturing and distribution resources than we do. We cannot be certain that our products and services will continue to compete successfully with those of our competitors or that we will be able to retain our customer base or improve or maintain our profit margins on sales to our customers, all of which could materially and adversely affect our financial condition, results of operations and cash flows.

If we Fail to Develop New and Innovative Products or if Customers in Our Markets do not Accept them, our Results Would be Negatively Affected.

Our products, especially those in the Crane and Foodservice segments, must be kept current to meet our customers’ needs. To remain competitive, we therefore must develop new and innovative products on an on-going basis. If we fail to make innovations, or the market does not accept our new products, our sales and results would suffer.

We invest significantly in the research and development of new products. These expenditures do not always result in products that will be accepted by the market. To the extent they do not, whether as a function of the product or the business cycle, we will have increased expenses without significant sales to benefit us. Failure to develop successful new products may also cause potential customers to choose to purchase used cranes or other equipment, or competitors’ products, rather than invest in new products manufactured by us. In our Marine segment, we must sometimes perform engineering services either at no cost or for limited margins, or build prototypes for little or no margin, in competing for contracts without any assurance that we will be awarded a contract for production models which would allow us to achieve an appropriate return on our investment.

Price Increases in Some Materials and Sources of Supply Could Affect Our Profitability.

We use large amounts of steel, stainless steel, aluminum, copper and electronic controls among other items in the manufacture of our products. Recently, market prices of some of our key raw materials have increased significantly. In particular, we have experienced significant increases in steel, aluminum, foam and copper prices in recent periods, which have increased our expenses. If we are not able to reduce product cost in other areas or pass future raw material price increases on to our customers, our margins could be adversely affected. In addition, because we maintain limited raw material and component inventories, even brief unanticipated delays in delivery by suppliers — including those due to capacity constraints, labor disputes, impaired financial condition of suppliers, weather emergencies or other natural disasters — may impair our ability to satisfy our customers and could adversely affect our financial performance.

We Increasingly Manufacture and Sell Our Products Outside of the United States, Which May Present Additional Risks to our Business.

For the years ended December 31, 2006, 2005 and 2004, approximately 47.7%, 47.8% and 46.8%, respectively, of our net sales were attributable to products sold from our operations outside of the United States. Expanding international sales is part of our growth strategy. We have several manufacturing facilities located in Europe and Asia and during 2005 constructed two new facilities in China. International operations generally are subject to various risks, including political, military, religious and economic instability, local labor market conditions, the imposition of foreign tariffs, the impact of foreign government regulations, the effects of income and withholding tax, governmental expropriation and differences in business practices. We may incur increased costs and experience delays or disruptions in product deliveries and payments in connection with international manufacturing and the transfer to the new facilities and sales that could cause loss of revenue. Unfavorable changes in the political, regulatory and business climate and currency devaluations of various foreign jurisdictions could have a material adverse effect on our financial condition, results of operations and cash flows.

We Depend on Our Key Personnel and the Loss of these Personnel Could Have an Adverse Affect on Our Business.

Our success depends to a large extent upon the continued services of our key executives, managers and skilled personnel. Generally, these employees are not bound by employment or non-competition agreements, and we cannot assure you that we will be able to retain our key officers and employees. We could be seriously harmed by the loss of key personnel if it were to occur in the future.

Our Operations and Profitability Could Suffer if we Experience Labor Relations Problems.

We employ more than 10,000 people worldwide and have labor agreements with 12 union locals in North America. In addition, a large majority of our European employees belong to European trade unions. These collective bargaining or similar agreements expire at various times in each of the next several years. We believe that we have satisfactory relations with our unions and, therefore, anticipate reaching new agreements on satisfactory terms as the existing agreements expire. However, we may not be able to reach new agreements without a work stoppage or strike and any new agreements that are reached may not be reached on terms satisfactory to us. A prolonged work stoppage or strike at any one of our manufacturing facilities could have a material adverse effect on our financial condition, results of operations and cash flows.

If we Fail to Protect Our Intellectual Property Rights or Maintain Our Rights to Use Licensed Intellectual Property, Our Business Could be Adversely Affected.

Our patents, trademarks and licenses are important in the operation of our businesses. Although we intend to protect our intellectual property rights vigorously, we cannot be certain that we will be successful in doing so. Third parties may assert or prosecute infringement claims against us in connection with the services and products that we offer, and we may or may not be able to successfully defend these claims. Litigation, either to enforce our intellectual property rights or to defend against claimed infringement of the rights of others, could result in substantial costs and in a diversion of our resources. In addition, if a third party would prevail in an infringement claim against us, then we would likely need to obtain a license from the third party on commercial terms, which would likely increase our costs. Our failure to maintain or obtain necessary licenses or an adverse outcome in any litigation relating to patent infringement or other intellectual property matters could have a material adverse effect on our financial condition, results of operations and cash flows.

Our Results of Operations May be Negatively Impacted by Product Liability Lawsuits.

Our business exposes us to potential product liability risks that are inherent in the design, manufacture, sales and use of our products, especially our crane products. Certain of our businesses also have experienced claims relating to past asbestos exposure. Neither we nor our affiliates have to date incurred material costs related to these asbestos claims. We vigorously defend ourselves, however, a substantial increase in the number of claims that are made against us or the amounts of any judgments or settlements could, however, materially and adversely affect our reputation and our financial condition, results of operations and cash flows.

Some of Our Products are Built under Fixed-Price Agreements; Cost Overruns therefore Can Hurt Our Results.

Some of our work, particularly in the Marine segment, is done under agreements on a fixed-price basis. If we do not accurately estimate our costs, we may incur a loss under these contracts. Even if the agreements have provisions which allow reimbursement for cost overruns, we may not be able to recoup excess expenses.

Strategic Divestitures Could Negatively Affect Our Results.

We regularly review our business units and evaluate them against our core business strategies. As part of that process, we regularly consider the divestiture of non-core and non-strategic operations or facilities. Depending upon the circumstances and terms, the divestiture of a profitable operation or facility could negatively affect our earnings.

Environmental Liabilities That May Arise in the Future Could be Material to us.

Our operations, facilities and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the remediation of contamination and otherwise relating to health, safety and the protection of the environment. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental, health and safety matters, and have in the past and will continue to incur capital costs and other expenditures relating to such matters.

Based on current information, we believe that any costs we may incur relating to environmental matters will not be material, although we can give no assurances. We also cannot be certain that identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory authorities, or other unanticipated events will not arise in the future and give rise to additional environmental liabilities, compliance costs or penalties which could be material. Further, environmental laws and regulations are constantly evolving and it is impossible to predict accurately the effect they may have upon our financial condition, results of operations or cash flows.

We are Exposed to the Risk of Foreign Currency Fluctuations.

Some of our operations are or will be conducted by subsidiaries in foreign countries. The results of the operations and the financial position of these subsidiaries will be reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, which are stated in U.S. dollars. The exchange rates between many of these currencies and the U.S. dollar have fluctuated significantly in recent years and may fluctuate significantly in the future. Such fluctuations may have a material effect on our results of operations and financial position and may significantly affect the comparability of our results between financial periods.

In addition, we incur currency transaction risk whenever one of our operating subsidiaries enters into a transaction using a different currency than its functional currency. We attempt to reduce currency transaction risk whenever one of our operating subsidiaries enters into a transaction using a different currency than its functional currency by:

•	matching cash flows and payments in the same currency;

•	direct foreign currency borrowing; and

•	entering into foreign exchange contracts for hedging purposes.

However, we may not be able to hedge this risk completely or at an acceptable cost, which may adversely affect our results of operations, financial condition and cash flows in future periods.

Increased or Unexpected Product Warranty Claims Could Adversely Affect Us.

We provide our customers a warranty covering workmanship, and in some cases materials, on products we manufacture. Our warranty generally provides that products will be free from defects for periods ranging from 12 months to 60 months. If a product fails to comply with the warranty, we may be obligated, at our expense, to correct any defect by repairing or replacing the defective product. Although we maintain warranty reserves in an amount based primarily on the number of units shipped and on historical and anticipated warranty claims, there can be no assurance that future warranty claims will follow historical patterns or that we can accurately anticipate the level of future warranty claims. An increase in the rate of warranty claims or the occurrence of unexpected warranty claims could materially and adversely affect our financial condition, results of operations and cash flows.

Some of Our Customers Rely on Financing with Third Parties to Purchase Our Products, and we May Incur Expenses Associated with Our Assistance to Customers in Securing third Party Financing.

We rely principally on sales of our products to generate cash from operations. A portion of our sales is financed by third-party finance companies on behalf of our customers. The availability of financing by third parties is affected by general economic conditions, credit market conditions, the credit worthiness of our customers and the estimated residual value of our equipment. In certain transactions we provide residual value guarantees and buyback commitments to our customers or the third party financial institutions. Deterioration in the credit quality of our customers could negatively impact their ability to obtain the resources needed to make purchases of our equipment or their ability to obtain third-party financing. In addition, if the actual value of the equipment for which we have provided a residual value guaranty declines below the amount of our guaranty, we may incur additional costs, which may negatively impact our financial condition, results of operations and cash flows.

We are in the Process of Implementing a Global ERP System in Our Foodservice Segment and Our Crane Segment.

We are in the process of implementing a new global ERP system in our Foodservice segment and a separate global ERP system in our Crane segment. These systems will replace many of our existing operating and financial systems. Such implementations are major undertakings both financially and from a management and personnel perspective. Should either system not be implemented successfully and within our budget or if either system does not perform in a satisfactory manner, it could be disruptive or adversely affect our operations and results of operations, including our ability to report accurate and timely financial results.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $      million, after deducting the underwriting discount and other offering expenses, from the sale of 3,000,000 shares of our common stock in this offering at the public offering price of $      per share. If the underwriter exercises its overallotment option in full, we estimate that we will receive net proceeds of approximately $      million, after deducting the underwriting discount and other offering expenses.

We intend to use the net proceeds from this offering to repay outstanding amounts under our Senior Credit Facility and for general corporate purposes. Total debt available for repayment at September 30, 2007 was $103.3 million under our Senior Credit Facility at a weighted average interest rate of 5.9%.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007 on an actual basis and as adjusted giving effect to the sale of 3,000,000 shares of our common stock in this offering at an assumed public offering price of $41.27 per share (which was the last reported sale price on November 13, 2007), after deducting the underwriting discount and estimated offering expenses and the application of the estimated net proceeds of this offering as described under “Use of Proceeds.”

You should read this table in conjunction with our historical financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The information below assumes the underwriter does not exercise its over-allotment option.

	September 30, 2007
		As Adjusted for
	Actual	This Offering(1)
	(in millions)

Cash and cash equivalents	$103,800	$124,310

Short-term debt	$10,400	$—
Long-term debt	263,400	170,500

Total debt	273,800	170,500
Stockholders’ equity:
Common stock, $0.01 par value; 300,000,000 shares authorized, 159,175,928 shares issued, 125,599,704 shares outstanding	1,300	1,330
Additional paid-in capital	254,400	377,311
Accumulated other comprehensive income	86,000	86,000
Retained earnings	807,100	807,100
Treasury stock, at cost (33,576,224 shares)	(90,300)	(90,300)

Total stockholders’ equity	1,058,500	1,181,441

Total capitalization	$1,332,300	$1,351,941

(1)	Assumes that the underwriter will not exercise its option to purchase additional shares. If the underwriter exercises its option in full, then we will issue and sell an additional 450,000 shares of our common stock in this offering, and we will use the estimated additional net proceeds of $18.49 million, after deducting the underwriting discount, for general corporate purposes.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the New York Stock Exchange under symbol “MTW.” The following table shows the high and low sale prices for our common stock for each of the calendar quarters noted below. The stock price and dividend information has been adjusted to reflect our two-for-one common stock split on September 10, 2007 to shareholders of record on August 31, 2007 and our two-for-one common stock split on April 10, 2006 to shareholders of record on March 31, 2006.

	High	Low

2007
First Quarter (Ended March 31, 2007)	$33.00	$25.67
Second Quarter (Ended June 30, 2007)	$42.20	$31.445
Third Quarter (Ended September 30, 2007)	$44.96	$32.96
Fourth Quarter (Through November 12, 2007)	$49.40	$38.42
2006
First Quarter (Ended March 31, 2006)	$23.8475	$12.41
Second Quarter (Ended June 30, 2006)	$28.015	$17.00
Third Quarter (Ended September 30, 2006)	$23.58	$17.325
Fourth Quarter (Ended December 31, 2006)	$31.33	$22.305
2005
First Quarter (Ended March 31, 2005)	$10.6475	$8.575
Second Quarter (Ended June 30, 2005)	$10.6575	$8.9825
Third Quarter (Ended September 30, 2005)	$12.70	$10.2875
Fourth Quarter (Ended March 31, 2005)	$13.50	$11.375

On November 13, 2007, the last reported sale price of our common stock as reported on the New York Stock Exchange was $41.27 per share.

In the third quarter of 2007, we paid a quarterly cash dividend of 0.02 per share of our common stock, and in 2005, 2006 and the first and second quarters of 2007, we paid a quarterly cash dividend of $0.0175 per share of our common stock.

We currently intend to declare and pay dividends on a regular basis. We have paid quarterly or annual cash dividends in every year since we became a publicly-traded company in 1971. However, the payment and amount of future dividends is subject to the discretion of our board of directors and will depend upon future earnings, capital requirements, general financial conditions, general business conditions and other factors. In addition, the terms of our current bank credit agreement limits the amount of dividends that we may pay in any one year. The amount of dividend payments is restricted based on our consolidated senior leverage ratio as defined in the credit agreement. If the consolidated senior leverage ratio is less than 3.00 to 1.00, then dividend payments cannot exceed $50.0 million. If the consolidated senior leverage ratio is greater than 2.00 to 1.00, but less than 3.00 to 1.00, then dividend payments cannot exceed $25.0 million.

On March 21, 2007, our board of directors approved the Rights Agreement (the “Rights Agreement”) between us and Computershare Trust Company, N.A., as Rights Agent and declared a dividend distribution of one right (a “Right”) for each outstanding share of our common stock, to shareholders of record at the close of business on March 30, 2007 (the “Record Date”). In addition to the Rights issued as a dividend on the Record Date, our board of directors has also determined that one Right will be issued together with each share of common stock issued by the company after the Record Date. Generally, each Right, when it becomes exercisable, entitles the registered holder to purchase from us one share of Common Stock at a purchase price, in cash, of $110.00 per share ($220.00 per share prior to the September 10, 2007 stock split), subject to adjustment as set forth in the Rights Agreement.

As explained in the Rights Agreement the Rights become exercisable on the “Distribution Date”, which is that date that any of the following occurs: (1) 10 days following a public announcement that a person or group of affiliated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of our common stock; or (2) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of our common stock. The Rights will expire at the close of business on March 29, 2017, unless earlier redeemed or exchanged by us as described in the Rights Agreement.

SELECTED FINANCIAL DATA

The following selected historical financial data has been derived from our consolidated financial statements. This data should be read in conjunction with our financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2006 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 incorporated by reference into this prospectus supplement. The information presented reflects all business units other than Diversified Refrigeration LLC, Toledo Ship Repair, Manitowoc Boom Trucks, Inc., Femco Machine Company, Inc., North Central Crane & Excavator Sales Corporation and the Aerial Work Platform businesses, which were either sold or closed during 2002, 2003, 2004 or 2005 and are reported in discontinued operations in the consolidated financial statements. For businesses acquired during the time periods presented, results are included in the table from their acquisition date. We acquired one business during 2007, two businesses during 2006, two businesses during 2002, and four businesses during 2001.

On July 26, 2007 the board of directors authorized a two-for-one split of the company’s common stock. Record holders of Manitowoc’s common stock at the close of business on August 31, 2007 received on September 10, 2007 one additional share of common stock for every share of Manitowoc common stock they owned as of August 31, 2007. Manitowoc shares outstanding at the close of business on August 31, 2007 totaled 62,787,642. The company’s common stock began trading at its post-split price at the beginning of trading on September 11, 2007. Amounts from 2002 through 2006 reflect the effect of the two-for-one split. All foreign currencies are translated using the then current exchange rate for assets and liabilities and the weighted average exchange rate for the period for the consolidated statement of operations items. Amounts are in millions except share and per share data.

	At or for The Year Ended December 31,					At or for the Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007

Net Sales
Cranes and Related Products	$674.1	$962.8	$1,248.5	$1,628.7	$2,235.4	$1,630.7	$2,300.2
Foodservice Equipment	374.8	368.6	377.2	399.6	415.4	321.4	337.9
Marine	204.2	136.7	219.2	225.8	282.5	206.0	248.8

Total	1,253.1	1,468.1	1,844.9	2,254.1	2,933.3	2,158.1	2,886.9

Gross Profit	311.4	316.7	375.7	421.9	647.3	476.4	660.2

Earnings (Loss) from Operations
Cranes and Related Products	55.6	24.4	57.0	115.5	280.6	200.7	326.3
Foodservice Equipment	50.3	53.3	55.7	54.9	56.2	46.8	50.6
Marine	20.8	4.5	16.5	(9.2)	11.3	8.0	20.4
Corporate	(15.1)	(19.2)	(21.2)	(24.8)	(42.4)	(31.4)	(33.8)
Amortization expense	(2.0)	(2.9)	(3.1)	(3.1)	(3.3)	—	3.3
Pension Settlements	—	12.9	—	—	—	—	(5.2)

Total	109.6	73.0	104.9	133.3	302.4	224.1	361.6
Interest expense	(50.6)	(55.7)	(56.0)	(53.8)	(46.3)	(36.0)	(27.4)
Loss on debt extinguishment	—	(7.3)	(1.0)	(9.1)	(14.4)	(14.4)	(12.5)
Other income (expense) — net	1.9	0.5	(0.9)	3.5	3.2	4.1	4.4

Earnings from continuing operations before income taxes	60.9	10.5	47.0	73.9	244.9	177.8	326.1
Provision for taxes on income	21.9	1.9	8.9	14.8	78.4	55.2	88.7

Earnings from continuing operations	39.0	8.6	38.1	59.1	166.5	122.6	237.4
Discontinued operations:
Earnings (loss) from discontinued operations, net of income taxes(2)	2.8	7.0	(0.2)	0.9	(0.3)	(0.3)	—
Gain (loss) on sale or closure of discontinued operations, net of income taxes(2)	(25.5)	(12.0)	1.2	5.8	—	—	—
Cumulative effect of accounting change, net of income taxes(1)	(36.8)	—	—	—	—	—	—

Net earnings (loss)	$(20.5)	$3.6	$39.1	$65.8	$166.2	$122.3	$237.4

Cash Flows
Cash flow from operations	$94.5	$150.9	$57.0	$106.7	$294.1	$128.9	$29.5

Identifiable Assets
Cranes and Related Products	$1,046.3	$1,151.8	$1,279.7	$1,224.7	$1,572.4	$1,399.1	$1,891.2
Foodservice Equipment	320.8	290.6	302.9	313.2	340.1	379.2	352.6
Marine	94.0	91.5	110.3	123.3	120.9	127.2	119.8
Corporate	139.5	126.3	235.2	300.6	186.1	218.0	226.9

	At or for The Year Ended December 31,					At or for the Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007

Total	$1,600.6	$1,660.2	$1,928.1	$1,961.8	$2,219.5	$2,123.5	$2,590.5

Long-term Obligations	$623.5	$567.1	$512.2	$474.0	$264.3	$335.3	$263.4

Depreciation
Cranes and Related Products	$24.2	$36.8	$42.9	$51.8	$58.4	$44.4	$50.3
Foodservice Equipment	6.5	5.9	4.9	6.1	7.2	5.3	6.0
Marine	1.0	0.9	0.9	1.0	1.6	1.2	1.5
Corporate	0.7	1.1	1.4	1.5	1.8	1.4	1.5

Total	$32.4	$44.7	$50.1	$60.4	$69.0	$52.3	$59.3

Capital Expenditures
Cranes and Related Products	19.1	25.0	24.2	32.9	51.3	26.9	45.7
Foodservice Equipment	3.5	4.7	11.8	16.9	10.9	7.3	2.5
Marine	1.4	0.7	4.3	4.1	3.1	2.6	4.6
Corporate	8.3	1.3	2.9	1.0	2.3	1.7	4.1

Total	32.3	$31.7	$43.2	$54.9	$67.6	$38.5	$56.9

Per Share
Basic earnings (loss) per share:
Earnings from continuing operations	0.39	0.09	0.36	0.49	1.36	1.00	1.91
Earnings (loss) from discontinued operations, net of income taxes	0.03	0.07	(0.01)	0.01	(0.01)	(0.01)	—
Gain (loss) on sale or closure of discontinued operations, net of income taxes	(0.26)	(0.12)	0.01	0.05	—	—	—
Cumulative effect of accounting change, net of income taxes	(0.37)	—	—	—	—	—	—

Net earnings (loss)	(0.21)	0.04	0.37	0.55	1.36	1.00	1.91

Diluted earnings (loss) per share:
Earnings from continuing operations	0.38	0.08	0.35	0.48	1.33	0.98	1.87
Earnings (loss) from discontinued operations, net of income taxes	0.03	0.07	(0.01)	0.01	(0.01)	(0.01)	—
Gain (loss) on sale or closure of discontinued operations, net of income taxes	(0.25)	(0.12)	0.01	0.05	—	—	—
Cumulative effect of accounting change, net of income taxes	(0.36)	—	—	—	—	—	—

Net earnings (loss)	(0.20)	0.04	0.36	0.54	1.33	0.97	1.87

Avg Shares Outstanding
Basic	100,770,248	106,301,800	107,602,520	120,586,420	122,449,148	122,292,140	124,314,233
Diluted	103,127,204	106,811,408	109,508,720	123,052,068	125,571,532	125,571,914	127,141,212

(1)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” As a result, we no longer amortize our goodwill and certain other intangible assets with indefinite lives. In addition, we recorded a $36.8 million charge related to impairment of goodwill upon the adoption of SFAS No. 142.
(2)	Discontinued operations represent the results of operations and gain or loss on sale or closure of our Diversified Refrigeration, Toledo Ship Repair, Manitowoc Boom Trucks, Femco Machine Company, North Central Crane & Excavator Sales and the Aerial Work Platform businesses, which were either sold or closed during 2005, 2004, 2003 or 2002.

BUSINESS

General

Founded in 1902, we are a diversified industrial manufacturer in three principal markets: Cranes and Related Products (“Crane”); Foodservice Equipment (“Foodservice”) and Marine. We have over a 100-year tradition of providing high-quality, customer-focused products and support services to our markets worldwide. For the nine months ended September 30, 2007 and the year ended December 31, 2006 we had net sales of $2.9 billion and $2.9 billion, respectively.

Our Crane business is a global provider of engineered lift solutions, offering one of the broadest lines of lifting equipment in our industry. We design, manufacture, market and support a comprehensive line of crawler cranes, mobile telescopic cranes, tower cranes and boom trucks. Our Crane products are marketed under the Manitowoc, Grove, Potain, National, Crane CARE and other brand names and are used in a wide variety of applications, including energy, petrochemical and industrial projects, infrastructure development such as road, bridge and airport construction, commercial and high-rise residential construction, mining and dredging.

Our Foodservice business is a leading broad-line manufacturer of “cold side” commercial food-service products. We design, manufacture and market full product lines of ice making machines, walk-in and reach-in refrigerators and freezers, fountain beverage delivery systems and other food-service refrigeration products for the lodging, restaurant, healthcare, convenience store, soft-drink bottling and institutional foodservice markets. Our Foodservice products are marketed under the Manitowoc, SerVend, Multiplex, Kolpak, Harford-Duracool, McCall, McCann’s, Koolaire, Flomatic, Kyees, RDI and other brand names.

Our Marine segment business new construction (commercial/government), ship repair and maintenance services for freshwater and saltwater vessels from three shipyards on the U.S. Great Lakes. Our Marine segment serves the Great Lakes maritime market consisting of U.S. and Canadian fleets, inland waterway operators and ocean going vessels that transit the Great Lakes and St. Lawrence Seaway.

Cranes and Related Products

Our Crane segment designs, manufactures and/or distributes a diversified line of crawler and truck mounted lattice-boom cranes, which we sell under the “Manitowoc” name. Our Crane segment also designs and manufactures a diversified line of top-slewing and self-erecting tower cranes, which we sell under the “Potain” name. We design and manufacture mobile telescopic cranes which we sell under the “Grove” name. We also design and manufacture a comprehensive line of hydraulically powered telescopic and articulated boom trucks, which we sell under the “National” brand name. We also provide crane product parts and services, and crane rebuilding and remanufacturing services which are delivered under the “Crane CARE” brand name. In some cases our products are manufactured for us or distributed for us under strategic alliances. Our crane products are used in a wide variety of applications throughout the world, including energy, petrochemical and industrial projects, infrastructure development such as road, bridge and airport construction, commercial and high-rise residential construction, mining and dredging. Many of our customers purchase one or more cranes together with several attachments to permit use of the crane in a broader range of lifting applications and other operations. Various crane models combined with available options have lifting capacities up to 1,433 U.S. tons.

Lattice-boom Cranes.  Under the Manitowoc brand name we design, manufacture and distribute lattice-boom crawler cranes. Lattice-boom cranes consist of a lattice-boom, which is a fabricated, high-strength steel structure that has four chords and tubular lacings, mounted on a base which is either crawler or truck mounted. Lattice-boom cranes weigh less and provide higher lifting capacities than a telescopic boom of similar length. The lattice-boom cranes are the only category of crane that can pick and move simultaneously. The lattice-boom sections, together with the crane base, are transported to and erected at a project site.

We currently offer models of lattice-boom cranes with lifting capacities up to 1,433 U.S. tons, which are used to lift material and equipment in a wide variety of applications and end markets, including heavy construction, bridge and highway, duty cycle and infrastructure and energy related projects. These cranes are also used by the crane rental industry, which serves all of the above end markets.

Lattice-boom crawler cranes may be classified according to their lift capacity — low capacity and high capacity. Low capacity crawler cranes with 150-U.S. ton capacity or less are often utilized for general construction and duty cycle applications. High capacity crawler cranes with greater than 150-ton capacity are utilized to lift materials in a wide variety of applications and are often utilized in heavy construction, energy-related projects, stadium construction, petrochemical work and dockside applications. We offer six low-capacity models and eight high-capacity models. We also manufacture lattice-boom, self-erecting truck cranes. These cranes serve the same markets as our high capacity crawler cranes. They differ from their crawler counterparts only in that they are mounted on a truck rather than a crawler and can travel at highway speeds.

We also offer our lattice-boom crawler crane customers various attachments that provide our cranes with greater capacity in terms of height, movement and lifting. Our principal attachments are: MAX-ERtm attachment, luffing jibs and RINGER® attachments. The MAX-ER is a trailing, counterweight, heavy-lift attachment that dramatically improves the reach, capacity and lift dynamics of the basic crane to which it is mounted. It can be transferred between cranes of the same model for maximum economy and occupies less space than competitive heavy-lift systems. A luffing jib is a fabricated structure similar to, but smaller than, a lattice-boom. Mounted at the tip of a lattice-boom, a luffing jib easily adjusts its angle of operation permitting one crane with a luffing jib to make lifts at additional locations on the project site. It can be transferred between cranes of the same model to maximize utilization. A RINGER attachment is a high-capacity lift attachment that distributes load reactions over a large area to minimize ground-bearing pressure. It can also be more economical than transporting and setting up a larger crane.

Tower Cranes.  Under the Potain brand name we design and manufacture tower cranes utilized primarily in the building and construction industry. Tower cranes offer the ability to lift and distribute material at the point of use more quickly and accurately than other types of lifting machinery without utilizing substantial square footage on the ground. Tower cranes include a stationary vertical tower and a horizontal jib with a counterweight, which is placed near the vertical tower. A cable runs through a trolley which is on the jib, enabling the load to move along the jib. The jib rotates 360 degrees, thus increasing the crane’s work area. Except when using a remote control device, operators occupy a cabin, located where the jib and tower meet, which provides superior visibility above the worksite. We offer a complete line of tower crane products, including top-slewing, luffing jib, topless, self-erecting and special cranes for dams, harbors and other large building projects. Top-slewing cranes are the most traditional form of tower cranes. Self-erecting cranes are bottom slewing cranes which have counterweight located at the bottom of the tower and which are able to be erected, used and dismantled on job sites without assist cranes.

Top-slewing tower cranes have a tower and multi-sectioned horizontal jib. These cranes rotate from the top of their mast and can increase in height with the project. Top-slewing cranes are transported in separate pieces and assembled at the construction site in one to three days depending on the height. We offer 37 models of top-slewing tower cranes with maximum jib lengths of 85 meters and lifting capabilities ranging between 40 and 3,600 meter-tons. These cranes are generally sold to medium to large building and construction groups, as well as rental companies.

Topless tower cranes are a type of top-slewing crane and, unlike all others, have no cathead or jib tie-bars on the top of the mast. The cranes are utilized primarily when overhead height is constrained or in situations where several cranes are installed close together. We currently offer seven models of topless tower cranes with maximum jib lengths of 75 meters and lifting capabilities ranging between 90 and 300 meter-tons.

Luffing jib tower cranes, which are a type of top-slewing crane, have an angled rather than horizontal jib. Unlike other tower cranes which have a trolley that controls the lateral movement of the load, luffing jib cranes move their load by changing the angle of the jib. The cranes are utilized primarily in urban areas where space is constrained or in situations where several cranes are installed close together. We currently offer seven models of luffing jib tower cranes with maximum jib lengths of 60 meters and lifting capabilities ranging between 90 and 600 meter-tons.

Self-erecting tower cranes are mounted on axles or transported on a low-loader trailer. One line of tower cranes is marked under the name Igo. The lower segment of the range (Igo cranes up to Igo36) unfolds in four sections, two for the tower and two for the jib. The smallest of our models unfolds in less than eight minutes; larger models erect in a few hours. Self-erecting cranes rotate from the bottom of their mast. We offer 25 models of self-erecting cranes with maximum jib lengths of 50 meters and lifting capacities ranging between 10 and 120 meter-tons which are utilized primarily in low to medium rise construction and residential applications.

Mobile Telescopic Cranes.  Under the Grove brand name we design and manufacture 35 models of mobile telescopic cranes utilized primarily in industrial, commercial and construction applications, as well as in maintenance applications to lift and move material at job sites. Mobile telescopic cranes consist of a telescopic boom mounted on a wheeled carrier. Mobile telescopic cranes are similar to lattice-boom cranes in that they are designed to lift heavy loads using a mobile carrier as a platform, enabling the crane to move on and around a job site without typically having to re-erect the crane for each particular job. Additionally, many mobile telescopic cranes have the ability to drive between sites, and some are permitted on public roadways. We currently offer the following four types of mobile telescopic cranes capable of reaching tip heights of 427 feet with lifting capacities up to 550 tons: (1) rough-terrain, (2) all-terrain, (3) truck-mounted, and (4) industrial.

Rough-terrain cranes are designed to lift materials and equipment on rough or uneven terrain. These cranes cannot be driven on public roadways, and, accordingly, must be transported by truck to a work site. We produce, under the Grove brand name, 10 models of rough-terrain cranes capable of tip heights of up to 279 feet and maximum load capacities of up to 130 U.S. tons.

All-terrain cranes are versatile cranes designed to lift materials and equipment on rough or uneven terrain and yet are highly maneuverable and capable of highway speeds. We produce, under the Grove brand name, 14 models of all-terrain cranes capable of tip heights of up to 427 feet and maximum load capacities of up to 550 tons.

Truck-mounted cranes are designed to provide simple set-up and long reach high capacity booms and are capable of traveling from site to site at highway speeds. These cranes are suitable for urban and suburban uses. We produce, under the Grove brand name, four models of truck-mounted cranes capable of tip heights of up to 237 feet and maximum load capacities of up to 90 U.S. tons.

Industrial cranes are designed primarily for plant maintenance, storage yard and material handling jobs. We distribute, under the Grove brand name, eight models of industrial cranes capable of tip heights of up to 92 feet and maximum load capacities of up to 22 tons. On January 3, 2007 we acquired from our private label manufacturer all the rights to manufacture the industrial cranes.

Boom Trucks.  We offer our hydraulic and articulated boom truck products under the National Crane product line. A boom truck is a hydraulically powered telescopic crane or articulated crane mounted on a truck chassis. Telescopic boom trucks are used primarily for lifting material on a job site, while articulated boom trucks are utilized primarily to load and unload truck beds at a job site. We currently offer, under the National Crane brand name, 15 models of telescoping and eight models of articulating cranes capable of reaching maximum heights of 176 feet and lifting capacity up to 40 U.S. tons.

Backlog.  The backlog of crane products includes accepted orders that have been placed on a production schedule that we expect to be shipped and billed during the next year. Our backlog of unfilled orders for the Crane segment at September 30, 2007 was $2,653.4 million, as compared with $1,534.3 million and $866 million at December 31, 2006 and 2005, respectively.

Foodservice Equipment

Our Foodservice segment designs, manufactures and markets commercial ice-cube and flaker machines and storage bins; walk-in refrigerators and freezers; reach-in refrigerators and freezers; refrigerated undercounter and food preparation tables; ice/beverage dispensers; post-mix beverage dispensing valves; cast aluminum cold plates; carbonator tanks; long-draw beer dispensing systems; compressor racks and modular refrigeration systems; pumps; valves; and backroom beverage equipment distribution services. Products are sold under the brand names Manitowoc, SerVend, Multiplex, Kolpak, Harford-Duracool, McCall, McCann’s, Koolaire, Flomatic, Kyees, RDI and other brand names.

Ice-Cube Machines, Ice Flaker Machines and Storage Bins.  Ice machines are classified as either self-contained or modular machines and can be further classified by size, capacity and the type of ice they produce. There are two basic types of ice made by ice machines: cubes and flakes. Machines that make ice cubes, the most popular type of machine, are used by the foodservice industry for drinks, ice displays and salad bars. Flake ice is used to a great extent in processing applications, such as keeping meats and seafood fresh, as well as in medical facilities for use in ice packs.

Our Manitowoc Ice, Inc. subsidiary manufactures 26 models of commercial ice machines under the Manitowoc and Snoball brand names, serving the foodservice, convenience store, healthcare, restaurant and lodging markets. Our ice machines make ice in cube and flake form, and range in daily production capacities from 45 to 2,150 pounds. The ice-cube machines are either self-contained units, which make and store ice, or modular units, which make but do not store ice. We offer the world’s only commercial ice making machines with patented cleaning and sanitizing technology. This feature eliminates the downtime and labor costs associated with periodic cleaning of the water distribution system. A majority of the units feature patented technology with environmentally friendly hydrofluorocarbon refrigerants. We also manufacture the patented QuietQube ice-cube machines, which feature CVD, or cool vapor defrost, technology, operate heat-free, are 75% quieter than non-CVD units and produce more ice in a smaller footprint. These QuietQube machines are ideally suited for use in new restaurants, which often feature more open designs, and for use with the self-service beverage systems increasingly found in quick service restaurants and convenience stores. Our ice machines are sold throughout North America, Europe and Asia.

Walk-in Refrigerators and Freezers.  We manufacture under the brand names Kolpak and Harford-Duracool. Products include modular and fully assembled walk-in refrigerators, coolers and freezers for restaurants, institutions, commissaries and convenience stores. Walk-in refrigerators and freezers are large, insulated storage spaces fitted with refrigeration systems. Most walk-ins are custom-made from modular insulated panels constructed with steel or aluminum exteriors and foamed-in-place urethane insulation. Refrigerator/blower units are installed in order to maintain an even temperature throughout the refrigerated space. Walk-ins come in many models with various types of doors, interior shelving and viewing windows. We also produce a complete line of express or pre-assembled walk-ins.

Reach-in Refrigerators and Freezers.  Reach-in refrigerators and freezers are typically constructed from stainless steel and have a thick layer of insulation in the walls, doors and floor. The cabinets have one to three doors, made of either glass or steel, and come in a variety of sizes with storage capabilities up to 72 cubic feet. Although reach-ins resembles household refrigerators, commercial versions utilize few plastic parts, incorporate larger compressor units and do not usually combine refrigerator and freezer compartments in the same unit. These design features stem from the heavy duty usage needs of most reach-ins by customers. For example, in contrast to the typical household refrigerator, commercial reach-ins may be opened and closed hundreds of times per day, placing mechanical strain on the structure and greatly increasing the cooling load on the refrigeration system. We market these products under our McCall, Kolpak and Koolaire brand names. We offer over 60 self-contained upright and under-counter refrigeration equipment units, including a full line of reach-ins and refrigerated food preparation equipment for restaurants, institutions and commissaries. We also manufacture custom-built units for select national chains restaurants.

Beverage Dispensers and Other Products.  Our Manitowoc Beverage Equipment, Inc. subsidiary produces beverage dispensers, ice/beverage dispensers, post-mix dispensing valves, cast aluminum cold plates and related equipment for use by quick service restaurants, convenience stores, bottling operations, movie theaters and the soft-drink industry. Ice/beverage dispensers include traditional combination ice/beverage dispensers, drop-in dispensers and electric countertop units. Dispensing systems are manufactured for the dispensing of soda, juice, water, beer and other specialty drinks. Soda systems include remote systems that produce cold carbonated water and chill incoming water and syrup prior to delivery to dispensing towers.

Beer systems offer technically advanced remote beer delivery systems which are superior by design, allow increased yields, provide better under-bar space utilization and allow multiple stations to operate from one central unit.

Our subsidiary, Manitowoc Beverage Systems, Inc., or MBS, is a systems integrator with nationwide distribution of beverage dispensing and backroom equipment and support system components. MBS serves the needs of major beverage and bottler customers, restaurants, convenience stores and other outlets and provides our customers with one point of contact for their beverage dispenser and backroom equipment needs. It operates throughout the United States, with locations in Ohio, California and Virginia.

On May 26, 2006, we acquired substantially all of the net assets and business operated by McCann’s. Headquartered in Los Angeles, California, and with a manufacturing location in Tijuana, Mexico, McCann’s is engaged in the design, manufacture and sale of beverage dispensing equipment primarily used in fast food restaurants, stadiums, cafeterias and convenience stores. McCann’s primary products are backroom beverage equipment such as carbonators, water boosters and racks. McCann’s also produces accessory components for beverage dispensers including specialty valves, stands and other stainless steel components.

Backlog.  The backlog for unfilled orders for our Foodservice segment at September 30, 2007, December 31, 2006 and 2005 was not significant because orders are generally filled within 24 to 48 hours.

Marine

We operate three shipyards located in Marinette, Wisconsin; Sturgeon Bay, Wisconsin; and Cleveland, Ohio.

Marinette, Wisconsin.  Marinette Marine Corporation was founded along the Menominee River in Marinette, Wisconsin in 1942 to meet America’s growing need for naval construction. Since its first contract to build five wooden barges, Marinette has built more than 1,300 vessels. Marinette is a full service shipyard with in-house capabilities to design and construct the most complex military and commercial vessels. The Marinette facility has 300,000 square feet of heated in-door production area, 53,000 square feet of secure indoor warehouse and receiving area, a 4,500 long ton certified ship launch ways and a 1,600 ton ship transport system. These features of the Marinette facility allow the vessels to be constructed and outfitted completely indoors. When ready for launching, they are moved outdoors. Typically, vessels are significantly material and labor complete when launched which allows for high quality of finished product and greater manufacturing efficiency.

Sturgeon Bay, Wisconsin.  Located in Sturgeon Bay, Wisconsin, Bay Shipbuilding Co. is an industry leader in the construction of Oil Pollution Act 90 double-hulled tank vessels, articulated tug and barge units, dredges, and dredging support equipment, along with bulk cargo self unloading solutions. This shipyard specializes in large ship construction projects and repair work. Our Sturgeon Bay shipyard consists of approximately 55 acres of waterfront property, approximately 295,000 square feet of enclosed manufacturing and office space, a 140-foot by 1,158-foot graving dock, a 250-foot graving dock and a 600-foot, 7,000-ton, floating dry dock.

Cleveland, Ohio.  Cleveland Shiprepair Company specializes in all types of voyage and topside marine repair.

Backlog.  The year-end backlog for our Marine segment includes new project work to be completed over a series of years and repair and maintenance work presently scheduled which will be completed in the next year. At September 30, 2007, the backlog for our Marine segment approximated $260 million, compared to $422 million and $152 million at December 31, 2006 and 2005, respectively. The backlog is primarily made up of new vessel construction projects and does not include options for additional vessels, yet to be awarded.

Raw Materials and Supplies

The primary raw materials that we use are structural and rolled steel, aluminum and copper, which is purchased from various domestic and international sources. We also purchase engines and electrical equipment and other semi-and fully-processed materials. Our policy is to maintain, wherever possible, alternate sources of supply for our important materials and parts. We maintain inventories of steel and other purchased material. We have been successful in our goal to maintain alternative sources of raw materials and supplies, and therefore are not dependent on a single source for any particular raw material or supply.

Patents, Trademarks, and Licenses

We hold numerous patents pertaining to our crane and foodservice products, and have presently pending applications for additional patents in the United States and foreign countries. In addition, we have various registered and unregistered trademarks and licenses that are of material importance to our business and believe our ownership of this intellectual property is adequately protected in customary fashions under applicable law. No single patent, trademark or license is critical to our overall business.

Seasonality

Typically, the second and third quarters represent our best quarters for our consolidated financial results. In our Crane segment, summer represents the main construction season. Customers require new machines, parts and service during that season. Since the summer brings warmer weather, there is also an increase in the use and replacement of ice machines, as well as new construction and remodeling within the foodservice industry. As a result, distributors build inventories during the second quarter for the increased demand. More recently, due to the strengthening end markets for our Crane segment, the traditional seasonality has been slightly muted due to strong cyclical demand, as well as more diversified product and geographic end markets. In our Marine segment, the Great Lakes shipping industry’s sailing season is normally April through December. Thus, barring any emergency grounding, the majority of repair and maintenance work is performed during the winter months and the work is typically completed during the first and second quarter of the year. As a result our overall increase in new construction project work in our Marine segment, the seasonality of our traditional repair and maintenance work is less extreme as new construction projects are performed throughout the year.

Competition

We sell all of our products in highly competitive industries. We compete in each of our industries based on product design, quality of products and aftermarket support services, product performance, maintenance costs and price. Our competitors may have greater financial, marketing, manufacturing or distribution resources than we do. We believe that we benefit from the following competitive advantages: a strong brand name, a reputation for quality products and aftermarket support services, an established network of global distributors, broad product line offerings in the markets we serve, and a commitment to engineering design and product innovation. However, we cannot be certain that our products and services will continue to compete successfully with our competitors or that we will be able to retain our customer base or improve or maintain our profit margins on sales to our customers.

Engineering, Research and Development

Our extensive engineering, research and development capabilities have been key drivers of our success. We engage in research and development activities at all of our significant manufacturing facilities. We have a staff of engineers and technicians on three continents that are responsible for improving existing products and developing new products. We incurred research and development expenditures of $31.2 million in 2006, $26.0 million in 2005 and $21.2 million in 2004.

Our team of engineers focuses on developing innovative, high performance, low maintenance products that are intended to create significant brand loyalty among customers. Design engineers work closely with our manufacturing and marketing staff, enabling us to identify quickly changing end-user requirements, implement new technologies and effectively introduce product innovations. Close, carefully managed relationships with dealers, distributors and end users help us identify their needs, not only for products, but for the service and support that is critical to their profitable operations. As part of our ongoing commitment to provide superior products, we intend to continue our efforts to design products that meet evolving customer demands and reduce the period from product conception to product introduction.

Employee Relations

We employ over 10,000 persons worldwide and have labor agreements with 12 union locals in North America. In addition, a large majority of our European employees belong to European trade unions. There were no work stoppages during 2007, 2006, 2005 or 2004, however, the following work stoppages occurred during 2003 and 2002:

•	at our Manitowoc Crane Facility for four days during November of 2003 by the Local International Association of Machinists;

•	at our Marinette Marine facility for 44 days beginning January 21, 2003, by the local boilermakers union; and

•	at our Bay Shipbuilding facility for five days during February of 2002 by the local boilermakers, electrical workers, pipefitters and carpenters unions.

In September, 2007, we entered into a new collective bargaining contract at Marinette Marine Corporation, which replaced the prior contract, which expired March, 2007.

MANAGEMENT

Each of the following officers of the company has been elected by the Board of Directors. The information presented is as of September 30, 2007.

			Principal
			Position
Name	Age	Position	Held Since

Glen E. Tellock	46	President and Chief Executive Officer	2007
Carl J. Laurino	46	Senior Vice President & Chief Financial Officer	2004
Thomas G. Musial	56	Senior Vice President of Human Resources & Administration	2000
Maurice D. Jones	47	Senior Vice President, General Counsel & Secretary	2004
Dean J. Nolden	38	Vice President of Finance & Assistant Treasurer	2005
Eric P. Etchart	51	Senior Vice President — President Crane Segment	2007
Michael J. Kachmer	49	Senior Vice President — President Foodservice Segment	2007
Robert P. Herre	55	Senior Vice President — President Marine Segment	2005

Glen E. Tellock has been the company’s president and chief executive officer since April 2007. Previously, he served as the company’s senior vice president and president of Manitowoc Crane Group (2002 to 2007), our senior vice president and chief financial officer (1999 to 2002), our vice president of finance and treasurer (1998 to 1999), our corporate controller (1992 to 1998) and our director of accounting (1991 to 1992). Prior to joining the company, Mr. Tellock served as financial planning manager with the Denver Post Corporation and as audit manager for Ernst & Whinney.

Carl J. Laurino was named senior vice president and chief financial officer in May 2004. He had served as Treasurer since May 2001. Mr. Laurino joined our company in January 2000 as assistant treasurer and served in that capacity until his promotion to treasurer. Previously, Mr. Laurino spent 15 years in the commercial banking industry with Firstar Bank (now known as US Bank), Norwest Bank (now known as Wells Fargo) and Associated Bank. During that period, Mr. Laurino held numerous positions of increasing responsibility including commercial loan officer with Norwest Bank, Vice President — Business Banking with Associated Bank and Vice President and Commercial Banking Manager with Firstar.

Thomas G. Musial has been senior vice president of human resources and administration since 2000. Previously, he was vice president of human resources and administration (1995 to 2000), manager of human resources (1987 to 1995) and personnel/industrial relations specialist (1976 to 1987).

Maurice D. Jones has been general counsel and secretary since 1999 and was elected vice president in 2002 and a senior vice president in 2004. Prior to joining the company, Mr. Jones was a partner in the law firm of Davis and Kuelthau, S.C. and served as legal counsel for Banta Corporation.

Dean J. Nolden was named vice president of finance and assistant treasurer in May 2005. Mr. Nolden joined the company in November 1998 as corporate controller and served in that capacity until his promotion to Vice President Finance and Controller in May 2004. Prior to joining the company, Mr. Nolden spent eight years in public accounting in the audit practice of PricewaterhouseCoopers LLP. He left that firm in 1998 as an audit manager.

Eric P. Etchart has been the senior vice president of our company and president of Manitowoc Crane Group since April 2007. Previously, he served as executive vice president of Manitowoc Crane Group for the Asia/Pacific region since 2002. Prior to joining Manitowoc, Mr. Etchart served as managing director in the Asia/Pacific region for Potain S.A.; as managing director in Italy for Potain S.P.A.; and as vice president of international sales and marketing for PPM.

Michael J. Kachmer joined our company in February 2007 as senior vice president of our company and president/general manager of Manitowoc Foodservice Group. Prior to joining us, Mr. Kachmer served as chief operating officer at Culligan International Company and prior to that held numerous positions of increasing importance with Culligan International Company. In addition, Mr. Kachmer previously held management, operational and executive positions with Algroup Wheaton, Van Leer Containers, Ball Corporation and Firestone Tire & Rubber Company.

Robert P. Herre joined our company in February 2005 as senior vice president of The Manitowoc Company, Inc. and president of Manitowoc Marine Group. Prior to joining the company, Mr. Herre served as executive vice president and head of operations for Trinity Marine Group, joining that company in 2003. From 1991 to 2003, Mr. Herre held numerous positions within American Commercial Lines, LLC, including president and chief operating officer Jeffboat, vice president maintenance and vessel management American Commercial Barge Line, vice president and general manager American Commercial Terminals, vice president, employee relations Jeffboat and vice president, engineering.

Effective April 30, 2007, Terry D. Growcock, who had served as our president and chief executive officer since 1998 and our chairman since 2002, retired from his positions as president and chief executive officer. Mr. Growcock continues to serve as our chairman.

DESCRIPTION OF CAPITAL STOCK

Our articles of incorporation provide that we have the authority to issue 300 million shares of $0.01 par value common stock and 3.5 million shares of $0.01 par value preferred stock. The following is a summary of the material provisions of our common stock and preferred stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Wisconsin law and our articles of incorporation and by-laws, which are incorporated by reference as exhibits to this registration statement.

Common Stock

As of November 12, 2007, we had 125,827,164 shares of common stock issued and outstanding. All of our issued and outstanding shares are fully paid and nonassessable (subject to the personal liability which may be imposed upon a shareholder of Wisconsin corporations by former Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, as judicially interpreted, for debts incurred prior to June 14, 2006 owing to employees for services performed, but not exceeding six months service in any one case).

After all cumulative dividends have been paid or declared and set apart for payment on any shares of preferred stock that are outstanding, our common stock is entitled to such dividends as may be declared from time to time by our board of directors in accordance with applicable law.

Except as provided under Wisconsin law and except as may be determined by our board of directors with respect to any series of preferred stock, only the holders of our common stock will be entitled to vote for the election of members to our board of directors and on all other matters. Holders of our common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law. Please see “Certain Statutory Provisions — Control Share Voting Restrictions” below. Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

All shares of our common stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any preferred stock that may be outstanding. Holders of our common stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to our common stock.

The transfer agent for our common stock is Computershare Trust Company, N.A.

Preferred Stock

Under our articles of incorporation, our board of directors has the authority, without further action by our shareholders, to issue up to 3.5 million shares of preferred stock in one or more series and to fix the variations in the powers, preferences, rights, qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock. Our board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our common stock. As a result, preferred stock could be issued quickly with terms that will delay or prevent a change of control or make removal of management more difficult. In addition, the issuance of preferred stock may have the effect of decreasing the market price of our common stock and may adversely affect the voting and other rights of our common stock. At present, there are no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Common Stock Purchase Rights

We have entered into a rights agreement, dated as of March 21, 2007, with Computershare Trust Company, N.A., pursuant to which each outstanding share of our common stock has an attached right to purchase one share of our common stock. Each share of our common stock subsequently issued prior to the expiration of the rights agreement will likewise have an attached right. Under circumstances described below, the rights will entitle the holder thereof to purchase additional shares of our common stock. In this registration statement, unless the context requires otherwise, all references to our common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with our common stock. The rights will become exercisable only if a person or group has acquired, or announced an intention to acquire, 20% or more of our outstanding common stock. The rights, until they are exercised, do not have voting or dividend rights. The rights will expire on March 29, 2017, unless earlier redeemed or exchanged by the Company pursuant to the rights agreement.

If the rights become exercisable, each right, unless held by a person or group that beneficially owns more than 20% of our outstanding common stock, will initially entitle the holder to purchase one share of our common stock at a purchase price of $110.00, subject to adjustment. Under some circumstances, including the existence of a 20% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right’s then-current exercise price, shares of our common stock having a market value of two times the exercise price. If another corporation acquires us after a party acquires 20% or more of our common stock, each holder of a right will be entitled to receive the acquiring corporation’s common shares having a market value of two times the exercise price.

Each right may be redeemed at a price of $0.01 until a party acquires 20% or more of our common stock and, after that time, may be exchanged for one share of our common stock per right until a party acquires 50% or more of our common stock. Under the rights agreement, our board of directors may reduce the thresholds applicable to the rights to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding shares of common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%.

The foregoing discussion is only a summary of the rights and the Rights Agreement, and is qualified in its entirety by reference to the rights agreement, which is incorporated by reference as an exhibit to this registration statement.

Certain Statutory Provisions

Business Combination Statute.  Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of business combinations between a “resident domestic corporation” and an “interested shareholder.” A business combination is defined to include any of the following transactions:

•	a merger or share exchange;

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;

•	the issuance of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

•	the adoption of a plan of liquidation or dissolution; or

•	certain other transactions involving an interested shareholder.

A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Securities Exchange Act and that, as of the relevant date, satisfies any of the following:

•	its principal offices are located in Wisconsin;

•	it has significant business operations located in Wisconsin;

•	more than 10% of the holders of record of its shares are residents of Wisconsin; or

•	more than 10% of its shares are held of record by residents of Wisconsin.

Manitowoc is a resident domestic corporation for purposes of these statutory provisions.

An interested shareholder is defined to mean a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% of the voting power of its then outstanding voting stock within the last three years.

Under this law, we cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition. We may engage in a business combination with an interested shareholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied:

•	the board of directors approved the acquisition of the stock prior to such shareholder’s acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or

•	the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

Fair Price Statute.  The Wisconsin Business Corporation Law also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation such as us require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the resident domestic corporation’s stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

•	the aggregate value of the per share consideration is equal to the highest of:

•	the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

•	the market value of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

•	the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and

•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

Control Share Voting Restrictions.  Under Section 180.1150 of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares. Our articles do not provide otherwise.

Defensive Action Restrictions.  Section 180.1134 of the Wisconsin Business Corporation Law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:

•	acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or

•	sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

We currently have more than three independent directors. The foregoing restrictions may have the effect of deterring a shareholder from acquiring our shares with the goal of seeking to have us repurchase such shares at a premium over market price.

THE UNDERWRITER

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, Morgan Stanley & Co. Incorporated has agreed to purchase, and we have agreed to sell to the underwriter, 3,000,000 shares of common stock.

The underwriter is offering the shares of common stock subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the shares of common stock offered by this prospectus supplement is subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the underwriter’s over-allotment option described below.

The underwriter initially proposes to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriter.

We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 450,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less the underwriting discount and commission. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. If the underwriter’s option is exercised in full, the total proceeds to us would be $          . The estimated offering expenses payable by us, exclusive of the underwriting discount and commission, are approximately $250,000.

We and our directors and executive officers a have agreed that, without the prior written consent of the underwriter, we and they will not, during the period ending 30 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the underwriter, it will not, during the period ending 30 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriter;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

•	transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift.

In order to facilitate the offering of the common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriter may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriter under the over-allotment option. The underwriter can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriter may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriter may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriter is not required to engage in these activities and may end any of these activities at any time.

We and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

A prospectus in electronic format will be made available on a website maintained by the underwriter. The underwriter may allocate a number of shares of common stock for sale to its online brokerage account holders. The underwriter may make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

The underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Foley & Lardner LLP, Milwaukee, Wisconsin, will pass upon certain legal matters relating to this offering. Cahill Gordon & Reindel LLP, New York, New York, will pass upon certain legal matters relating to this offering for the underwriter.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to The Manitowoc Company, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS INCORPORATED BY REFERENCE

We file annual, quarterly and current reports and other information with the SEC. Our SEC filings (File No. 001-11978) are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference room.

We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007; and

•	our Current Reports on Form 8-K filed March 1, 2007, March 21, 2007, May 7, 2007, August 1, 2007, August 1, 2007 and October 24, 2007.

PROSPECTUS

The Manitowoc Company, Inc.

Debt Securities
Common Stock
Preferred Stock
Warrants
Stock Purchase Contracts
Stock Purchase Units

By this prospectus, we may offer and sell from time to time our securities in one or more classes or series and in amounts, at prices and on terms that we will determine at the times of the offerings. In addition, selling shareholders to be named in a prospectus supplement may offer and sell from time to time shares of our common stock in such amounts as set forth in a prospectus supplement. Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds from the sale of shares of our common stock by any selling shareholders.

We will provide specific terms of the securities, including the offering prices, in one or more supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement relating to the specific issue of securities carefully before you invest.

We may offer the securities independently or together in any combination for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. The supplements to this prospectus will provide the specific terms of the plan of distribution.

Our common stock is traded on the New York Stock Exchange under the symbol “MTW.”

Investment in our securities involves risks. See “Risk Factors” in our most recent Annual Report on Form 10-K and in any applicable prospectus supplement and/or other offering material for a discussion of certain factors which should be considered in an investment of the securities which may be offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 14, 2007.

ABOUT THIS PROSPECTUS

In this prospectus, “we,” “us,” “our” or “ours” refer to The Manitowoc Company, Inc.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell the securities or combinations of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that we may offer and the shares of our common stock that selling shareholders may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement or other offering material. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus, any prospectus supplement or other offering material, as well as the information we previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

Statements included or incorporated by reference into this document that are not historical facts are forward-looking statements, which are based upon our current expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from what appears within this document. Forward-looking statements include descriptions of plans and objectives for future operations, and the assumptions behind those plans. The words “anticipates,” “believes,” “intends,” “estimates,” and “expects,” or similar expressions, usually identify forward-looking statements. Any and all projections of future performance are forward-looking statements. In addition to the assumptions, uncertainties and other information referred to specifically in the forward-looking statements, a number of factors relating to each business segment could cause actual results to be significantly different from what is presented in this document or in the documents incorporated by reference into this document. Those factors include, without limitation, the following:

Crane — market acceptance of new and innovative products; cyclicality of the construction industry; the effects of government spending on construction-related projects throughout the world; changes in world demand for our crane product offering; the replacement cycle of technologically obsolete and worn out cranes; demand for used equipment; actions of competitors; and foreign exchange rate risk.

Foodservice — market acceptance of new and innovative products; weather; consolidations within the restaurant and foodservice equipment industries; global expansion of customers; actions of competitors; the commercial ice-cube machine replacement cycle in the United States; specialty foodservice market growth; future strength of the beverage industry; and the demand for quickservice restaurants and kiosks.

Marine — shipping volume fluctuations based on performance of the steel industry; weather and water levels on the Great Lakes; trends in government spending on new vessels; government and military decisions relating to new and existing vessel construction programs; five-year survey schedule; the replacement cycle of older marine vessels; growth of existing marine fleets; consolidation of the Great Lakes marine industry; frequency of casualties on the Great Lakes; and the level of construction and industrial maintenance.

Corporate (including factors that may affect all three segments) — changes in laws and regulations throughout the world; the state of financial and credit markets; the ability to finance, complete and/or successfully integrate, restructure and consolidate acquisitions, divestitures, strategic alliances and joint ventures; successful and timely completion of new facilities and facility expansions; competitive pricing; availability of certain raw materials; changes in raw materials and commodity prices; availability of local suppliers and skilled labor; efficiencies and capacity utilization at our facilities; changes in domestic and international economic and industry conditions, including steel industry conditions; changes in the interest rate environment; risks associated with growth; foreign currency fluctuations; world-wide political risk; health epidemics; pressure of additional financing leverage resulting from acquisitions; unanticipated issues in increasing manufacturing efficiencies; changes in revenue, margins and costs; work stoppages, labor negotiations and labor rates; and the ability of our customers to obtain financing.

We urge you to consider these factors and to review carefully the section titled “Risk Factors” in our most recent Annual Report on Form 10-K, any applicable prospectus supplement or other offering material and/or any other document that we file with the SEC before investing in our securities. The forward-looking statements included in this document or in the documents incorporated by reference into this document are made only as of the date of this document or the date of the incorporated document, and we undertake no obligation to publicly update these statements to reflect subsequent events or circumstances.

THE MANITOWOC COMPANY, INC.

We are a diversified industrial manufacturer with leading positions in our three principal markets: Cranes and Related Products (“Crane”), Foodservice Equipment (“Foodservice”) and Marine. We are a Wisconsin corporation with our principal offices located at 2400 South 44th Street, Manitowoc, WI 54220, telephone (920) 684-4410. We have over a 105-year tradition of providing high-quality, customer-focused products and support services to our markets worldwide.

Our Crane business is a global provider of engineered lift solutions, offering what we believe is one of the broadest lines of lifting equipment in our industry. We design, manufacture, market and support a comprehensive line of crawler cranes, mobile telescopic cranes, tower cranes and boom trucks. Our Crane products are marketed under the Manitowoc, Grove, Potain, National, Crane CARE and other brand names and are used in a wide variety of applications, including energy, petrochemical and industrial projects, infrastructure development such as road, bridge and airport construction, commercial and high-rise residential construction, mining and dredging.

Our Foodservice business is a leading broad-line manufacturer of “cold side” commercial foodservice products. We design, manufacture and market full product lines of ice making machines, walk-in and reach-in refrigerators and freezers, fountain beverage delivery systems and other foodservice refrigeration products for the lodging, restaurant, healthcare, convenience store, soft-drink bottling and institutional foodservice markets. Our Foodservice products are marketed under the Manitowoc, SerVend, Multiplex, Kolpak, Harford-Duracool, McCall, McCann’s, Koolaire, Flomatic, Kyees, RDI and other brand names.

Our Marine business provides new construction (commercial/government), ship repair and maintenance services for freshwater and saltwater vessels from three shipyards on the U.S. Great Lakes. Our Marine segment serves the Great Lakes maritime market consisting of U.S. and Canadian fleets, inland waterway operators and ocean going vessels that transit the Great Lakes and St. Lawrence Seaway.

SELLING SHAREHOLDERS

We may register shares of common stock covered by this prospectus for re-offers and resales by any selling shareholders to be named in a prospectus supplement. Because we are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, we may add secondary sales of shares of our common stock by any selling shareholders by filing a prospectus supplement with the SEC. We may register these shares to permit selling shareholders to resell their shares when they deem appropriate. A selling shareholder may resell all, a portion or none of such shareholder’s shares at any time and from time to time. Selling shareholders may also sell, transfer or otherwise dispose of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act. We do not know when or in what amounts the selling shareholders may offer shares for sale under this prospectus and any prospectus supplement. We may pay all expenses incurred with respect to the registration of the shares of common stock owned by the selling shareholders, other than underwriting fees, discounts or commissions, which will be borne by the selling shareholders. We will provide you with a prospectus supplement naming the selling shareholders, the amount of shares to be registered and sold and any other terms of the shares of common stock being sold by each selling shareholder.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement and/or other offering material.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table presents our ratios of consolidated earnings to fixed charges for the periods presented.

	Nine Months Ended
	September 30,	Years Ended December 31,
	2007	2006	2005	2004	2003	2002

Ratios of earnings to fixed charges	10.9x	5.5x	2.2x	1.8x	1.2x	2.1x

For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and fixed charges, excluding capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and the interest component of rent expense.

DESCRIPTION OF SECURITIES

We may offer debt securities, shares of common stock, shares of preferred stock, warrants, stock purchase contracts and stock purchase units. We will set forth in the applicable prospectus supplement a description of the securities that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement and/or other offering material relating to such offering.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2006.

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007.

•	our Current Reports on Form 8-K filed with the SEC on March 1, 2007, March 21, 2007, May 7, 2007, August 1, 2007, August 1, 2007 and October 24, 2007.

•	the description of our common stock contained in our Registration Statement on Form 8-A/A dated March 22, 2007, and any amendment or report updating that description.

•	the description of our common stock purchase rights contained in our Registration Statement on Form 8-A dated March 22, 2007, and any amendment or report updating that description.

You may request a copy of any of these filings, at no cost, by request directed to us at the following address or telephone number:

The Manitowoc Company, Inc.
2400 South 44th Street
Manitowoc, Wisconsin 54221-0066
(920) 684-4410
Attention: General Counsel

You can also find these filings on our website at www.manitowoc.com. However, we are not incorporating the information on our website other than these filings into this prospectus.

PLAN OF DISTRIBUTION

We may sell our securities, and any selling shareholder may sell shares of our common stock, in any one or more of the following ways from time to time: (i) through agents; (ii) to or through underwriters; (iii) through brokers or dealers; (iv) directly by us or any selling shareholders to purchasers, including through a specific bidding, auction or other process; or (v) through a combination of any of these methods of sale. The applicable prospectus supplement and/or other offering material will contain the terms of the transaction, name or names of any underwriters, dealers, agents and the respective amounts of securities underwritten or purchased by them, the initial public offering price of the securities, and the applicable agent’s commission, dealer’s purchase price or underwriter’s discount. Any selling shareholders, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. Additionally, because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, selling shareholders may be subject to the prospectus delivery requirements of the Securities Act.

Any initial offering price, dealer purchase price, discount or commission may be changed from time to time.

The securities may be distributed from time to time in one or more transactions, at negotiated prices, at a fixed price or fixed prices (that may be subject to change), at market prices prevailing at the time of sale, at various prices determined at the time of sale or at prices related to prevailing market prices.

Offers to purchase securities may be solicited directly by us or any selling shareholder or by agents designated by us from time to time. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

If underwriters are utilized in the sale of any securities in respect of which this prospectus is being delivered, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of securities, unless otherwise indicated in the applicable prospectus supplement and/or other offering material, the obligations of the underwriters are subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if they purchase any of them.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities, and any selling shareholder will sell shares of our common stock to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Transactions through brokers or dealers may include block trades in which brokers or dealers will attempt to sell shares as agent but may position and resell as principal to facilitate the transaction or in crosses, in which the same broker or dealer acts as agent on both sides of the trade. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. In addition, any selling shareholder may sell shares of our common stock in ordinary brokerage transactions or in transactions in which a broker solicits purchases.

Offers to purchase securities may be solicited directly by us or any selling shareholder and the sale thereof may be made by us or any selling shareholder directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof.

Any selling shareholders may also resell all or a portion of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act in reliance upon Rule 144 under the Securities Act provided they meet the criteria and conform to the requirements of that rule, Section 4(1) of the Securities Act or other applicable exemptions, regardless of whether the securities are covered by the registration statement of which this prospectus forms a part.

If so indicated in the applicable prospectus supplement and/or other offering material, we or any selling shareholder may authorize agents and underwriters to solicit offers by certain institutions to purchase securities from us or any selling shareholder at the public offering price set forth in the applicable prospectus supplement and/or other offering material pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable prospectus supplement and/or other offering material. Such delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement and/or other offering material.

Agents, underwriters and dealers may be entitled under relevant agreements with us or any selling shareholder to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof. The terms and conditions of any indemnification or contribution will be described in the applicable prospectus supplement and/or other offering material. We may pay all expenses incurred with respect to the registration of the shares of common stock owned by any selling shareholders, other than underwriting fees, discounts or commissions, which will be borne by the selling shareholders.

We or any selling shareholder may also sell shares of our common stock through various arrangements involving mandatorily or optionally exchangeable securities, and this prospectus may be delivered in connection with those sales.

We or any selling shareholder may enter into derivative, sale or forward sale transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement and/or other offering material indicates, in connection with those transactions, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement and/or other offering material, including in short sale transactions and by issuing securities not covered by this prospectus but convertible into, exchangeable for or representing beneficial interests in securities covered by this prospectus, or the return of which is derived in whole or in part from the value of such securities. The third parties may use securities received under derivative, sale or forward sale transactions or securities pledged by us or any selling shareholder or borrowed from us, any selling shareholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us or any selling shareholder in settlement of those transactions to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment) and/or other offering material.

Additionally, any selling shareholder may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with such selling shareholder. Any selling shareholder also may sell shares short and redeliver shares to close out such short positions. Any selling shareholder may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. Any selling shareholder also may loan or pledge shares, and the borrower or pledgee may sell or otherwise transfer the shares so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those shares to investors in our securities or the selling shareholder’s securities or in connection with the offering of other securities not covered by this prospectus.

Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us or any selling shareholder. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by us or any selling shareholder may arrange for other broker-dealers to participate in the resales.

Each series of securities will be a new issue and, other than the common stock, which is listed on the New York Stock Exchange, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of the common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement and/or other offering material, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

Agents, underwriters and dealers may engage in transactions with, or perform services for, us or any selling shareholder and our respective subsidiaries in the ordinary course of business.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. An underwriter may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

The place and time of delivery for securities will be set forth in the accompanying prospectus supplement and/or other offering material for such securities.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Foley & Lardner LLP. The validity of the securities offered by this prospectus will be passed upon for any underwriters or agents by counsel named in the applicable prospectus supplement. The opinions of Foley & Lardner LLP and counsel for any underwriters or agents may be conditioned upon and may be subject to assumptions regarding future action required to be taken by us and any underwriters, dealers or agents in connection with the issuance of any securities. The opinions of Foley & Lardner LLP and counsel for any underwriters or agents may be subject to other conditions and assumptions, as indicated in the prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to The Manitowoc Company, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.